UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Financial Period Ended 30 Jun 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

CytoMed Therapeutics Limited (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to provide the Unaudited Interim Condensed Consolidated Financial Statements of the Company for the six months ended June 30, 2024, included as Exhibit 99.1 of this Report, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024, included as Exhibit 99.2 of this Report, and a press release dated September 30, 2024 announcing corporate updates and the financial results for the six months ended June 30, 2024 of the Company, included as Exhibit 99.3 of this Report.

Exhibits

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024

99.3	Press Release dated September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: September 30, 2024	Title:	Director and Chairman